SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A*
                    Under the Securities Exchange Act of 1934

                               USA Networks, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   902984 10 3
                                 (CUSIP Number)


Stephen M. Brett, Esq.       Pamela S. Seymon, Esq.     Karen Randall, Esq.
Senior Vice President        Wachtell, Lipton, Rosen    Universal Studios, Inc.
and General Counsel            & Katz                   100 Universal City Plaza
Tele-Communications, Inc.    51 West 52nd Street        Universal City, CA 91608
5619 DTC Parkway             New York, NY 10019         (818) 777-1000
Englewood, CO 80111          (212) 403-1000
(303) 267-5500

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 30, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






__________________________
* Note: This statement constitutes Amendment No. 4 of the Report on Schedule 13D of the reporting group consisting of Tele-Communications, Inc., Barry Diller, The Seagram Company Ltd., Universal Studios, Inc. and the BDTV Entities. This statement also constitutes Amendment No. 16 of a Report on
Schedule 13D of Tele-Communications, Inc., Amendment No. 14 of a Report on
Schedule 13D of Barry Diller, Amendment No. 4 of a Report on Schedule 13D of The Seagram Company Ltd. and Universal Studios, Inc., Amendment No. 10 of a Report on Schedule 13D of BDTV INC., Amendment No. 8 of a Report on Schedule 13D of BDTV II INC., Amendment No. 5 of a Report on Schedule 13D of BDTV III INC. and Amendment No. 4 of a Report on Schedule 13D of BDTV IV INC.

(1)  Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons

     Tele-Communications, Inc.
     84-1260157

(2) Check the Appropriate Box if a Member of a Group

      (a)   [_]

      (b)   [X]

(3)  SEC Use Only

(4)  Source of Funds

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

(6)  Citizenship or Place of Organization

     Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)  Sole Voting Power                                   None; see Items 3 and 5

(8)  Shared Voting Power                                 60,071,714 shares

(9)  Sole Dispositive Power                              None; see Items 3 and 5

(10) Shared Dispositive Power                            60,071,714 shares

(11) Aggregate Amount Beneficially Owned by Each
     Reporting Person                                    60,071,714 shares

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [X]

Excludes shares beneficially owned by the executive officers and directors of TCI, Seagram (other than Mr. Diller) and Universal. Excludes options to purchase an aggregate of 11,377,923 shares of Common Stock granted to Mr. Diller, none of which is currently vested or exercisable and none of which becomes exercisable within 60 days. Excludes (i) Liberty Exchange Shares issuable to TCI, (ii) 133,689,889 shares of Common Stock or Class B Common Stock issuable to Universal upon exchange of shares of USANi LLC ("LLC Shares"), and (iii) 22,887,354 shares of Common Stock issuable to Liberty upon exchange of LLC Shares, each of which is subject to terms and conditions set forth in the Liberty Exchange Agreement and the Transaction Agreements previously filed by the parties, including the limitations of the Communications Act of 1934, as amended (the "Communications Act"). See Item 6.

(13) Percent of Class Represented by Amount in Row (11)  34.7%

Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock and the exercise of options to purchase 14,153,771 shares of Common Stock which are currently exercisable by Mr. Diller. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 75.3% of the voting power of the Company.

(14) Type of Reporting Person (See Instructions)

     CO




                               Page 2 of 12 Pages

     (1)    Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons

     The Seagram Company Ltd.

(2) Check the Appropriate Box if a Member of a Group

      (a)   [_]

      (b)   [X]

(3)  SEC Use Only

(4)  Source of Funds

     AF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

(6)  Citizenship or Place of Organization

     Canada

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)  Sole Voting Power                                   None; see Items 3 and 5

(8)  Shared Voting Power                                 60,071,714 shares

(9)  Sole Dispositive Power                              None; see Items 3 and 5

(10) Shared Dispositive Power                            60,071,714 shares

(11) Aggregate Amount Beneficially Owned by Each
     Reporting Person                                    60,071,714 shares

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [X]

Excludes shares beneficially owned by the executive officers and directors of TCI, Seagram (other than Mr. Diller) and Universal. Excludes options to purchase an aggregate of 11,377,923 shares of Common Stock granted to Mr. Diller, none of which is currently vested or exercisable and none of which becomes exercisable within 60 days. Excludes (i) Liberty Exchange Shares issuable to TCI, (ii) 133,689,889 shares of Common Stock or Class B Common Stock issuable to Universal upon exchange of LLC Shares, and (iii) 22,887,354 shares of Common Stock issuable to Liberty upon exchange of LLC Shares, each of which is subject to terms and conditions set forth in the Liberty Exchange Agreement and the Transaction Agreements including the limitations of the Communications Act. See
Item 6.

(13) Percent of Class Represented by Amount in Row (11)  34.7%

Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock and the exercise of options to purchase 14,153,771 shares of Common Stock which are currently exercisable by Mr. Diller. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 75.3% of the voting power of the Company.

(14) Type of Reporting Person (See Instructions)

     CO




                               Page 3 of 12 Pages

(1)  Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons

     Universal Studios, Inc.

(2)  Check the Appropriate Box if a Member of a Group

      (a)   [_]

      (b)   [X]

(3)  SEC Use Only

(4)  Source of Funds

     AF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

(6)  Citizenship or Place of Organization

     Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)  Sole Voting Power                                   None; see Items 3 and 5

(8)  Shared Voting Power                                 60,071,714 shares

(9)  Sole Dispositive Power                              None; see Items 3 and 5

(10) Shared Dispositive Power                            60,071,714 shares

(11) Aggregate Amount Beneficially Owned by Each
     Reporting Person                                    60,071,714 shares

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [X]

Excludes shares beneficially owned by the executive officers and directors of TCI, Seagram (other than Mr. Diller) and Universal. Excludes options to purchase an aggregate of 11,377,923 shares of Common Stock granted to Mr. Diller, none of which is currently vested or exercisable and none of which becomes exercisable within 60 days. Excludes (i) Liberty Exchange Shares issuable to TCI, (ii) 133,689,889 shares of Common Stock or Class B Common Stock issuable to Universal upon exchange of LLC Shares, and (iii) 22,887,354 shares of Common Stock issuable to Liberty upon exchange of LLC Shares, each of which is subject to terms and conditions set forth in the Liberty Exchange Agreement and the Transaction Agreements including the limitations of the Communications Act. See
Item 6.

(13) Percent of Class Represented by Amount in Row (11)  34.7%

Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock and the exercise of options to purchase 14,153,771 shares of Common Stock which are currently exercisable by Mr. Diller. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 75.3% of the voting power of the Company.

(14) Type of Reporting Person (See Instructions)

     CO




                               Page 4 of 12 Pages

(1)  Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons

     Barry Diller

(2)  Check the Appropriate Box if a Member of a Group

      (a) [_]

      (b) [X]

(3)  SEC Use Only

(4)  Source of Funds

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

(6)  Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)  Sole Voting Power                                   None; see Items 3 and 5

(8)  Shared Voting Power                                 60,071,714 shares

(9)  Sole Dispositive Power                              None; see Items 3 and 5

(10) Shared Dispositive Power                            60,071,714 shares

(11) Aggregate Amount Beneficially Owned by Each
     Reporting Person                                    60,071,714 shares

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [X]

Excludes shares beneficially owned by the executive officers and directors of TCI, Seagram (other than Mr. Diller) and Universal. Excludes options to purchase an aggregate of 11,377,923 shares of Common Stock granted to Mr. Diller, none of which is currently vested or exercisable and none of which becomes exercisable within 60 days. Excludes (i) Liberty Exchange Shares issuable to TCI, (ii) 133,689,889 shares of Common Stock or Class B Common Stock issuable to Universal upon exchange of LLC Shares, and (iii) 22,887,354 shares of Common Stock issuable to Liberty upon exchange of LLC Shares, each of which is subject to terms and conditions set forth in the Liberty Exchange Agreement and the Transaction Agreements including the limitations of the Communications Act. See
Item 6.

(13) Percent of Class Represented by Amount in Row (11)  34.7%

Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock and the exercise of options to purchase 14,153,771 shares of Common Stock which are currently exercisable by Mr. Diller. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 75.3% of the voting power of the Company.

(14) Type of Reporting Person (See Instructions)

     IN




                               Page 5 of 12 Pages

(1)  Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons

     BDTV INC.

(2)  Check the Appropriate Box if a Member of a Group

      (a)   [_]

      (b)   [X]

(3)  SEC Use Only

(4)  Source of Funds

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [X]

(6)  Citizenship or Place of Organization

     Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)  Sole Voting Power                                   None; see Items 3 and 5

(8)  Shared Voting Power                                 60,071,714 shares

(9)  Sole Dispositive Power                              None; see Items 3 and 5

(10) Shared Dispositive Power                            60,071,714 shares

(11) Aggregate Amount Beneficially Owned by Each
     Reporting Person                                    60,071,714 shares

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X]

Excludes shares beneficially owned by the executive officers and directors of TCI, Seagram (other than Mr. Diller) and Universal. Excludes options to purchase an aggregate of 11,377,923 shares of Common Stock granted to Mr. Diller, none of which is currently vested or exercisable and none of which becomes exercisable within 60 days. Excludes (i) Liberty Exchange Shares issuable to TCI, (ii) 133,689,889 shares of Common Stock or Class B Common Stock issuable to Universal upon exchange of LLC Shares, and (iii) 22,887,354 shares of Common Stock issuable to Liberty upon exchange of LLC Shares, each of which is subject to terms and conditions set forth in the Liberty Exchange Agreement and the Transaction Agreements, including the limitations of the Communications Act. See
Item 6.

(13) Percent of Class Represented by Amount in Row (11)    34.7%

Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock and the exercise of options to purchase 14,153,771 shares of Common Stock which are currently exercisable by Mr. Diller. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 75.3% of the voting power of the Company.

(14) Type of Reporting Person (See Instructions)

     CO




                               Page 6 of 12 Pages

(1)  Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons

     BDTV II INC.

(2)  Check the Appropriate Box if a Member of a Group

      (a)   [_]

      (b)   [X]

(3)  SEC Use Only

(4)  Source of Funds

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [X]

(6)  Citizenship or Place of Organization

     Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)  Sole Voting Power                                   None; see Items 3 and 5

(8)  Shared Voting Power                                 60,071,714 shares

(9)  Sole Dispositive Power                              None; see Items 3 and 5

(10) Shared Dispositive Power                            60,071,714 shares

(11) Aggregate Amount Beneficially Owned by Each
     Reporting Person                                    60,071,714 shares

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X]

Excludes shares beneficially owned by the executive officers and directors of TCI, Seagram (other than Mr. Diller) and Universal. Excludes options to purchase an aggregate of 11,377,923 shares of Common Stock granted to Mr. Diller, none of which is currently vested or exercisable and none of which becomes exercisable within 60 days. Excludes (i) Liberty Exchange Shares issuable to TCI, (ii) 133,689,889 shares of Common Stock or Class B Common Stock issuable to Universal upon exchange of LLC Shares, and (iii) 22,887,354 shares of Common Stock issuable to Liberty upon exchange of LLC Shares, each of which is subject to terms and conditions set forth in the Liberty Exchange Agreement and the Transaction Agreements including the limitations of the Communications Act. See
Item 6.

(13) Percent of Class Represented by Amount in Row (11)  34.7%

Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock and the exercise of options to purchase 14,153,771 shares of Common Stock which are currently exercisable by Mr. Diller. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 75.3% of the voting power of the Company.

(14) Type of Reporting Person (See Instructions)

     CO




                               Page 7 of 12 Pages

(1)  Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons

     BDTV III INC.

(2)  Check the Appropriate Box if a Member of a Group

      (a)   [_]

      (b)   [X]

(3)  SEC Use Only

(4)  Source of Funds

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

(6)  Citizenship or Place of Organization

     Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)  Sole Voting Power                                   None; see Items 3 and 5

(8)  Shared Voting Power                                 60,071,714 shares

(9)  Sole Dispositive Power                              None; see Items 3 and 5

(10) Shared Dispositive Power                            60,071,714 shares

(11) Aggregate Amount Beneficially Owned by Each
     Reporting Person                                    60,071,714 shares

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [X]

Excludes shares beneficially owned by the executive officers and directors of TCI, Seagram (other than Mr. Diller) and Universal. Excludes options to purchase an aggregate of 11,377,923 shares of Common Stock granted to Mr. Diller, none of which is currently vested or exercisable and none of which becomes exercisable within 60 days. Excludes (i) Liberty Exchange Shares issuable to TCI, (ii) 133,689,889 shares of Common Stock or Class B Common Stock issuable to Universal upon exchange of LLC Shares, and (iii) 22,887,354 shares of Common Stock issuable to Liberty upon exchange of LLC Shares, each of which is subject to terms and conditions set forth in the Liberty Exchange Agreement and the Transaction Agreements, including the limitations of the Communications Act. See
Item 6.

(13) Percent of Class Represented by Amount in Row (11)  34.7%

Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock and the exercise of options to purchase 14,153,771 shares of Common Stock which are currently exercisable by Mr. Diller. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 75.3% of the voting power of the Company.

(14) Type of Reporting Person (See Instructions)

     CO




                               Page 8 of 12 Pages

(1)  Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons

     BDTV IV INC.

(2)  Check the Appropriate Box if a Member of a Group

      (a)   [_]

      (b)   [X]

(3)  SEC Use Only

(4)  Source of Funds

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

(6)  Citizenship or Place of Organization

     Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)  Sole Voting Power                                   None; see Items 3 and 5

(8)  Shared Voting Power                                 60,071,714 shares

(9)  Sole Dispositive Power                              None; see Items 3 and 5

(10) Shared Dispositive Power                            60,071,714 shares

(11) Aggregate Amount Beneficially Owned by Each
     Reporting Person                                    60,071,714 shares

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X]

Excludes shares beneficially owned by the executive officers and directors of TCI, Seagram (other than Mr. Diller) and Universal. Excludes options to purchase an aggregate of 11,377,923 shares of Common Stock granted to Mr. Diller, none of which is currently vested or exercisable and none of which becomes exercisable within 60 days. Excludes (i) Liberty Exchange Shares issuable to TCI, (ii) 133,689,889 shares of Common Stock or Class B Common Stock issuable to Universal upon exchange of LLC Shares, and (iii) 22,887,354 shares of Common Stock issuable to Liberty upon exchange of LLC Shares, each of which is subject to terms and conditions set forth in the Liberty Exchange Agreement and the Transaction Agreements, including the limitations of the Communications Act. See
Item 6.

(13) Percent of Class Represented by Amount in Row (11)  34.7%

Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock and the exercise of options to purchase 14,153,771 shares of Common Stock which are currently exercisable by Mr. Diller. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 75.3% of the voting power of the Company.

(14) Type of Reporting Person (See Instructions)

     CO




                               Page 9 of 12 Pages

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                                  Statement Of

                           TELE-COMMUNICATIONS, INC.,
                                  BARRY DILLER,
                            UNIVERSAL STUDIOS, INC.,
                            THE SEAGRAM COMPANY LTD.,
                                   BDTV INC.,
                                  BDTV II INC.,
                                  BDTV III INC.
                                       and
                                  BDTV IV INC.

        Pursuant to Section 13(d) of the Securities Exchange Act of 1934

                                  in respect of

                               USA NETWORKS, INC.

      This Report on Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock"), of USA Networks, Inc., a Delaware corporation (the "Company"). The Reports on Schedule 13D, as amended and supplemented, originally filed with the Commission by (i) the reporting group (the "Reporting Group") consisting of Tele-Communications, Inc., a Delaware corporation ("TCI"), Mr. Barry Diller, Universal Studios, Inc., a Delaware corporation ("Universal"), The Seagram Company Ltd., a Canadian corporation ("Seagram"), BDTV INC., a Delaware corporation ("BDTV"), BDTV II INC., a Delaware corporation ("BDTV II"), BDTV III INC., a Delaware corporation ("BDTV III"), and BDTV IV, INC., a Delaware corporation ("BDTV IV") (each, a "Reporting Person"), on February 24, 1998 (the "Reporting Group Schedule 13D"), (ii) TCI on August 15, 1994 (the "TCI
Schedule 13D"), (iii) Mr. Diller on August 29, 1995 (the "Barry Diller Schedule 13D"), (iv) Universal and Seagram on February 24, 1998 (the "Universal Schedule 13D"), (v) BDTV on August 16, 1996 (the "BDTV Schedule 13D"), (vi) BDTV II on December 24, 1996 (the "BDTV II Schedule 13D"), (vii) BDTV III on July 28, 1997 (the "BDTV III Schedule 13D"), and (viii) BDTV IV on February 24, 1998 (the "BDTV IV Schedule 13D"), are each hereby amended and supplemented to include the information set forth herein. This Report on Schedule 13D constitutes Amendment No. 4 to the Reporting Group Schedule 13D, Amendment No. 16 to the TCI Schedule 13D, Amendment No. 14 to the Barry Diller Schedule 13D, Amendment No. 4 to the Universal Schedule 13D, Amendment No. 10 to the BDTV Schedule 13D, Amendment No. 8 to the BDTV II Schedule 13D, Amendment No. 5 to the BDTV III Schedule 13D and Amendment No. 4 to the BDTV IV Schedule 13D. The Reporting Group Schedule 13D, the TCI Schedule 13D, the Barry Diller Schedule 13D, the Universal Schedule 13D, the BDTV Schedule 13D, the BDTV II Schedule 13D, the BDTV III Schedule 13D, the BDTV IV Schedule 13D and the Liberty Schedule 13D are collectively referred to as the "Schedule 13D." Capitalized terms not defined herein have the meanings given to such terms in the prior Reports on Schedule 13D referred to in this paragraph.

      Information contained herein with respect to each Reporting Person and its executive officers, directors and controlling persons is given solely by such Reporting Person, and no other Reporting Person has responsibility for the accuracy or completeness of information supplied by such other Reporting Person.




                              Page 10 of 12 Pages

ITEM 3.  Source of Funds or other Consideration

      The information contained in Item 3 of this amendment to the Schedule 13D is hereby amended and supplemented by adding the information set forth in Item 5 of this Schedule 13D, which is hereby incorporated by reference herein.

ITEM 5.  Interest in Securities of the Issuer

      The information contained in Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following information:

      On December 30, 1998, in accordance with the terms of the Transaction Agreements, including the Exchange Agreement, dated as of October 19, 1997, by and among the Company, Universal and Liberty (the "Exchange Agreement"), Universal exercised its right to exchange all of the shares of USANI Holding XI, Inc., a wholly owned subsidiary of Universal that held 1,705,654 Class B LLC Shares, for 335,000 shares of Class B Common Stock and 1,370,654 shares of Common Stock. In accordance with the terms of the LLC Agreement, upon consummation of the exchange, such Class B LLC Shares automatically were converted into an equal number of Class A LLC Shares.

      The Company has informed the Reporting Group that as of December 31, 1998, there were 127,272,032 shares of Common Stock outstanding and 31,516,726 shares of Class B Common Stock outstanding. The Reporting Group beneficially owns 60,071,714 shares of Common Stock, representing approximately 34.7% of the shares of Common Stock. This figure assumes (i) the conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock and (ii) the exercise of options currently exercisable or exercisable within 60 days of December 31, 1998 to purchase 14,153,771 shares of Common Stock held by Mr. Diller. In addition, (i) Universal beneficially owns 133,689,889 LLC Shares exchangeable for 73,285,000 shares of Class B Common Stock and 60,404,889 shares of Common Stock and (ii) TCI beneficially owns 22,887,354 LLC Shares exchangeable for 22,887,354 shares of Common Stock. In each case, the exchange of LLC shares is subject to terms and conditions set forth in the Transaction Agreements, including the limitations of the Communications Act. As disclosed previously, Liberty HSN has the right, under certain circumstances set forth in the Liberty Exchange Agreement as amended by the Investment Agreement, to acquire the Liberty Exchange Shares.

      Except as set forth or incorporated by reference herein, no Reporting Person nor, to the best knowledge of each Reporting Person, any executive officer or director of such Reporting Person has effected any transaction in the Common Stock during the past 60 days.

      Each Reporting Person disclaims beneficial ownership of the shares of Common Stock beneficially owned by each of the other Reporting Persons.




                              Page 11 of 12 Pages

                                    SIGNATURE

      After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information in this statement is true, complete and correct.

Dated:  January 22, 1999

                                          TELE-COMMUNICATIONS, INC.


                                          By:    /s/ Stephen M. Brett
                                             -----------------------------------
                                          Name:  Stephen M. Brett
                                          Title: Senior Vice President and
                                                 General Counsel


                                          /s/ Barry Diller
                                          --------------------------------------
                                          Barry Diller



                                          UNIVERSAL STUDIOS, INC.


                                          By:    /s/ Karen Randall
                                             -----------------------------------
                                          Name:  Karen Randall
                                          Title: Senior Vice President and
                                                 General Counsel



                                          THE SEAGRAM COMPANY LTD.


                                          By:    /s/ Daniel R. Paladino
                                             -----------------------------------
                                          Name:  Daniel R. Paladino
                                          Title: Executive Vice President



                                          BDTV INC., BDTV II INC.,
                                          BDTV III INC., BDTV IV INC.


                                          By:    /s/ Barry Diller
                                             -----------------------------------
                                          Name:  Barry Diller
                                          Title: President

                                INDEX TO EXHIBITS

1.  Written Agreement between TCI and Mr. Diller regarding Joint Filing of
    Schedule 13D./*/

2. Definitive Term Sheet regarding Stockholders Agreement, dated as of August 24, 1995, by and between Liberty Media Corporation and Mr.
    Diller./*/

3. Definitive Term Sheet regarding Equity Compensation Agreement, dated as of August 24, 1995, by and between the Company and Mr. Diller./*/

4.  Press Release issued by the Company and Mr. Diller, dated August 25,
    1995./*/

5. Letter Agreement, dated November 13, 1995, by and between Liberty Media Corporation and Mr. Diller./*/

6. Letter Agreement, dated November 16, 1995, by and between Liberty Media Corporation and Mr. Diller./*/

7. First Amendment to Stockholders Agreement, dated as of November 27, 1995, by and between Liberty Media Corporation and Mr. Diller./*/

8. Agreement and Plan of Merger, dated as of November 27, 1995, by and among Silver Management Company, Liberty Program Investments, Inc., and Liberty HSN, Inc./*/

9. Exchange Agreement, dated as of November 27, 1995, by and between Silver Management Company and Silver King Communications, Inc./*/

10. Agreement and Plan of Merger, dated as of November 27, 1995, by and among Silver King Communications, Inc., Thames Acquisition Corp. and
    Savoy Pictures Entertainment, Inc./*/

11. Voting Agreement, dated as of November 27, 1995, by and among Certain Stockholders of the Company and Savoy Pictures Entertainment, Inc./*/

12. Letter Agreement, dated March 22, 1996, by and between Liberty Media Corporation and Barry Diller./*/

13. In re Applications of Roy M. Speer and Silver Management Company, Federal Communications Commission Memorandum and Order, adopted March 6, 1996 and released March 11, 1996./*/

14. In re Applications of Roy M. Speer and Silver Management Company, Request for Clarification of Silver Management Company, dated April 10, 1996./*/

15. In re Applications of Roy M. Speer and Silver Management Company, Federal Communications Commission Memorandum Opinion and Order and Notice of Apparent Liability, adopted June 6, 1996 and released June 14, 1996./*/

16. Amended and Restated Joint Filing Agreement of TCI, Mr. Diller and BDTV./*/

17. Amended and Restated Certificate of Incorporation of BDTV INC./*/

18. Press Release issued by the Company and Home Shopping Network, Inc., dated August 26, 1996./*/

19. Agreement and Plan of Exchange and Merger, dated as of August 25, 1996, by and among the Company, Home Shopping Network, Inc., House Acquisition Corp., and Liberty HSN, Inc./*/

20. Termination Agreement, dated as of August 25, 1996, among the Company, BDTV Inc., Liberty Program Investments, Inc., and Liberty HSN, Inc./*/

21. Voting Agreement, dated as of August 25, 1996, by and among Certain Stockholders of Home Shopping Network, Inc. and the Company./*/

22. Voting Agreement, dated as of August 25, 1996, by and among Barry Diller, Liberty Media Corporation, Arrow Holdings, LLC, BDTV Inc., and Home Shopping Network, Inc./*/

23. Letter Agreement, dated as of August 25, 1996, by and between Liberty Media Corporation and Barry Diller./*/

24. Second Amended and Restated Joint Filing Agreement by and between TCI, Mr. Diller, BDTV Inc. and BDTV II Inc./*/

25. Stock Exchange Agreement, dated as of December 20, 1996, by and between the Company and Liberty HSN, Inc./*/

26. Letter Agreement, dated as of February 3, 1997, by and between BDTV INC. and David Geffen./*/

27. Stock Exchange Agreement, dated as of May 20, 1997, by and between HSN, Inc. and Mr. Allen./*/

28. Stockholders Agreement, dated as of May 20, 1997, by and among, Mr. Diller, Mr. Allen and Liberty Media Corporation./*/

29. Letter Agreement, dated as of May 20, 1997, by and between Mr. Diller and Liberty Media Corporation./*/

30. Third Amended and Restated Joint Filing Agreement by and between TCI, Mr. Diller, BDTV Inc., BDTV II Inc. and BDTV III Inc./*/

31. Certificate of Incorporation of BDTV III Inc./*/

32. Investment Agreement among Universal Studios, Inc., HSN, Inc., Home Shopping Network, Inc. and Liberty Media Corporation, dated as of October 19, 1997 as amended and restated as of December 18, 1997./*/

33. Governance Agreement among HSN, Inc., Universal Studios, Inc., Liberty Media Corporation and Barry Diller, dated as of October 19, 1997./*/

34. Stockholders Agreement among Universal Studios, Inc., Liberty Media Corporation, Barry Diller, HSN, Inc. and The Seagram Company Ltd. dated as of October 19, 1997./*/

35. Spinoff Agreement among Liberty Media Corporation, Universal Studios, Inc. and HSN, Inc. dated as of October 19, 1997./*/

36. Exchange Agreement among HSN, Inc., Universal Studios, Inc. and Liberty Media Corporation, dated as of October 19, 1997./*/

37. Amended and Restated LLC Operating Agreement of USANi LLC, by and among USA Networks, Inc., Home Shopping Network, Inc., Universal Studios, Inc., Liberty Media Corporation and Barry Diller, dated as of February 12, 1998./*/

38. Letter Agreement between Liberty HSN, Inc. and HSN, Inc., dated as of October 19, 1997./*/

39. Fourth Amended and Restated Joint Filing Agreement between
    Tele-Communications, Inc., Universal Studios, Inc., The Seagram Company Ltd. And Barry Diller, dated as of February 23, 1998./*/

40. Certificate of Incorporation of BDTV IV INC./*/

/*/ Previously filed.